UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006

METAL STORM CONDUCTS SUCCESSFUL AUTOMATIC FIRING OF HIGH EXPLOSIVE WARHEADS
Brisbane, Australia — October 2nd, 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology Company Metal Storm Limited has reached another milestone in its weapons testing program with successful rapid automatic firing of high explosive warheads.
Metal Storm is in the process of completing the development of its next generation 40mm high explosive grenade ammunition for its Metal Storm 40mm weapon systems.
As a part of this process, Metal Storm is conducting a series of pre-qualification tests to ensure the ammunition can perform in a variety of conditions and firing circumstances before it undertakes formal qualification.
Metal Storm CEO, Dr Lee Finniear, said today the latest tests, which involved rapid automatic firing of high explosive warheads, had been successful.
Dr Finniear said the test results show the progress being made toward completing the development of ammunition qualified for battlefield use.
“Much of our earlier testing with this ammunition design has focused on firing semi-automatically, i.e. one shot at a time,” he said.
“This test, by contrast, clearly demonstrates we can fire 40mm high explosive ammunition at high burst fire rates. This characteristic is particularly important for our multi-barrel weapon systems that are designed to be able to deliver a swarm of high explosive ammunition instantaneously to a target for maximum effect”.
Dr Finniear said the specific test plan was to fire stacks of three rounds of ammunition from special test weapons equipped with muzzle velocity and internal pressure sensors.
“Most of the firings in the test were of safe-arm warheads, which include fuses but no high explosive material,” he said.
“Safe-arm warheads provide the most effective post-firing data analysis as the warhead is not destroyed. However, stacks of high explosive warheads were also used as the ultimate proof of the success of the tests.”
Test firings included stacks of three safe-arm warheads and three HE warheads at an automatic burst fire rate of 380 rounds per minute, plus stacks of three safe-arm warheads at 1800 rounds per minute.
Metal Storm has previously reported successful firings at extreme high and low temperatures and the completion of a variety of successful electromagnetic interference tests.

The Company is nearing the completion of its pre-qualification testing and intends to commence formal limited qualification testing for transportation and man-firing as soon as pre-qualification testing is complete.
Metal Storm is exhibiting its weapon systems at The National Guard Show, Modern Day Marine Show and the Association of the US Army (AUSA) Exhibition in the USA.
A video of the latest test firing can be found on the Metal Storm website at http://www.metalstorm.com.au/release/he-test-fire-400k.html
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,693,811Ordinary Shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on the conversion of convertible notes

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

6	Issue price or consideration	$0.04, which is 90% of the VWAP of ordinary shares during the preceding 30 business days, rounded to the nearest whole cent (calculated in accordance with the terms of the Trust Deed)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued on the conversion of 501,870 convertible notes, in accordance with the terms of the Trust Deed

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2008

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	612,016,860	Ordinary Shares
		148,039,949	Convertible Notes
		176,756,604	Options

+	See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	19,014,688	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N.A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non- renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+	See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

42	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 6 October 2008

(~~Director~~/Company Secretary)

Print name:
== == == == ==

+	See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

METAL STORM LIMITED A.C.N. 064 270 006
Options issued under the constitution
The outstanding balance at 30 September 2008 is represented by:

Expiry Date	Exercise Price A$	Number

30-Sep-08	0.556	12,500
31-Dec-08	0.556	12,500
14-Jan-09	0.400	125,000
2-Feb-09	0.400	100,000
16-Feb-09	0.400	14,438
24-Feb-09	0.400	81,250
10-Mar-09	0.400	8,250
31-Mar-09	0.400	62,500
5-Apr-09	0.400	29,500
14-Apr-09	0.400	1,100,000
10-May-09	0.400	25,000
8-Jun-09	0.400	25,000
21-Jun-09	0.400	3,225,000
21-Jun-09	1.100	40,000
21-Jun-09	1.150	200,000
30-Jun-09	0.400	62,500
5-Jul-09	0.400	75,000
14-Jul-09	0.400	125,000
4-Sep-09	0.400	31,250
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750

		19,014,688

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: October 6, 2008	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary